Ciba Specialty Chemicals Inc. Switzerland	Ciba Spezialitätenchemie AG Schweiz	Ciba Spécialités Chimiques SA Suisse
Michael Jacobi K-141.1.24
Nili Shah Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission Washington, DC 20549 USA

September 15, 2006

RE:	Ciba Specialty Chemicals Holding Inc. Form 20-F for the fiscal year ended December 31, 2005 Filed February 1, 2006 File No. 333-56040

CONFIDENTIAL TREATMENT REQUESTED BY
CIBA SPECIALTY CHEMICALS HOLDING INC.

Dear Ms. Shah,

I am writing as Chief Financial Officer of Ciba Specialty Chemicals Holding Inc. (the “Company”) to respond to the comments in your letter dated July 31, 2006 (the “July 31 Letter”). This response is made pursuant to the Company’s verbal notification to Tracey Houser by telephone on August 7, 2006 that we would respond by September 15, 2006.

The comments of the Staff and the Company’s responses to each of the numbered questions in your letter are presented in their entirety for convenience.

As requested by the Staff, the Company acknowledges the following:

The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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July 31 Letter

Item 5. Operating and Financial Review and Prospects, page 39

Summary, page 41

Staff comment 1: We note in your press releases dated January 31, 2006 and April 27, 2006, you include a discussion of management's outlook as to the impact current trends, events uncertainties, etc. are expected to have on future results. Please include such disclosure in operating and financial review and prospects in future filings. Refer to Sections 501.02 and 501.12 of the Financial Reporting Codification for guidance.

Company response to Staff comment 1:

In future filings, the Company will include in operating and financial review and prospects those disclosures regarding management's outlook as to the impact current trends, events, uncertainties, etc. are expected to have on future results. Included will be disclosures that are similar to those made in its press releases dated January 31, 2006 and April 27, 2006.

Staff comment 2: In future filings, please expand your Project Shape disclosures to discuss the reasonably likely material effects of your restructuring activities on future cash flows, including quantification of these effects and when these effects are expected to be realized. Please also state the periods in which material cash outlays are expected to occur, the expected amounts and the expected source of funding. Refer to SAB Topic 5:P.4 for guidance.

Company response to Staff comment 2:

In future filings, the Company will expand its restructuring-related disclosures to discuss the reasonably likely material effects that these activities are expected to have on future cash flows, including quantification of these effects, when these effects are expected to be realized, the periods in which material cash outlays are expected to occur, and the expected amounts and the expected source of funding.

Critical Accounting Policies, page 42

Staff comment 3: In future filings, please revise your environmental compliance and expenditures disclosure to state your historical experience with regards to your estimation of your environmental liabilities.

Company response to Staff comment 3:

In future filings, the Company will revise its environmental compliance and expenditures disclosure to state its historical experience with regards to estimation of environmental liabilities.

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Staff comment 4: In future filings, please revise your pension and postretirement benefits disclosure to state the impact of a plus or minus 1% change in the discount rate, expected rate of return on plan assets, rates of increase in future compensation levels, mortality rates, and health care cost trend rates.

Company response to Staff comment 4:

In future filings, the Company will revise its pension and postretirement benefits disclosure to state the impact of a plus or minus 1% change in the discount rate, expected rate of return on plan assets, rates of increase in future compensation levels, mortality rates and health care cost trend rates.

Financial review, page 44

Staff comment 5: We note that during fiscal year 2005, you recognized an impairment charge of CHF 583 million for the Textile Effects reportable segment. The charge consists of CHF 377 million for property, plant and equipment; CHF 161 million for goodwill; and CHF 45 million for other intangible assets. There is a concern that investors may have been surprised by this charge, which is 15% of total stockholders' equity as of December 31, 2005 and resulted in you recognizing an operating loss for fiscal year 2005. Item 5 of Form 20-F requires disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require specific disclosure prior to the period of the impairment charge. See the guidance in Sections 501 .02 and 501.l2.b.3 of the Financial Reporting Codification, as well as in SAB Topic 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss."

In reading your prior disclosures, there does not appear to be disclosure regarding the implications of adverse events and/or underperformance in the Textile Effects reportable segment. Specifically, in your 2004 Form 20-F, operating income margin for Textile Effects did drop from fiscal year 2002; however, it was unchanged in fiscal year 2004 from fiscal year 2003. You state that you are investing money to help Textile Effects become the low cost provider in its industry. You do note that Textile Effects continues to be presented with many challenges but do not include disclosure that indicates future results are expected to deteriorate below the levels recognized in fiscal years 2004 and 2003. Such disclosures or lack thereof may indicate to an investor that management has  no uncertainties with regards to the recoverability of Textile Effects' long-lived assets. Finally, your Critical Accounting Policies section does not include any disclosure with regards to the amount of headroom between the estimated fair value and the carrying value of your reporting units and does not identify any reporting units or reportable segments in which management believes the associated long-lived assets are unrecoverable. The lack of disclosure may indicate to an investor that asset impairment is not reasonably possible.

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Please clarify for us why there apparently was no specific, prior disclosure regarding a material uncertainty over the recoverability of the Textile Effects reportable segment. Describe the specific factors considered by management in assessing the likelihood of future asset impairments.

Company response to Staff comment 5:

The guidance in Section 501.02 states that “A disclosure duty exists where a trend, demand, commitment, event or uncertainty is both presently known to management and reasonably likely to have material effects on the registrant’s financial condition or results of operation.” The Company believes that it has complied with this guidance with regard to its disclosures for the Textile Effects segment over the past several years as evidenced by the following:

In 2003, the Company reported a significant decline in the Textile Effects segment’s operating income margin from 9.2% in 2002 to 4.9% . However, even after this decline, the segment generated sufficient profits and cash flows, and was expected to continue to do so, such that future cash flows would likely recover the book value of the segment’s assets. The Company, during 2003, completed the impairment test of segment goodwill that is required by SFAS 142, which results indicated at that time that the segment’s fair value exceeded its carrying value by more than 100 percent. As a result, management concluded that the decline in profitability of the segment was not reasonably likely to have a material effect on the Company’s future financial condition or results of operations.

Because of the upcoming January 2005 ending of WTO quotas on textile imports to Europe and the U.S. that had been earlier announced, the Company expected that the shift in textiles production from Europe and the U.S. to Asia would continue during 2004. This led the Company to conclude that the segment would not likely be able to increase and ultimately restore its profitability to previous levels unless certain of its production was similarly relocated to Asia. Therefore, in October 2004, the Company implemented that portion of Project Shape that called for the movement of certain textile dyes and chemicals production from Europe to Asia. These actions were expected to improve the segment’s profitability and, at a very minimum, prevent any further erosion of profitability that would occur if the Company were to take no action and textile markets continued their expected move to Asia.

Full year 2004 segment profitability was essentially at the same level as 2003 (4.7% operating income margin). At this profitability level, no impairment of any segment assets was indicated. The Company engaged outside valuation experts to complete step 1 of the 2004 impairment test of segment goodwill that is required by SFAS 142. The results, reported to management in January 2005, indicated that the segment’s fair value continued to exceed its carrying value by over 20% and that future cash flows generated by the segment would be sufficient to recover the carrying values of the segment’s fixed assets. As a result, on February 1, 2005, when the Company’s Form 20-F for the fiscal year ended December 31, 2004 was filed, management concluded that there was no reasonable likelihood that there would be any future impairment of any of the segment’s assets that would have a material effect on the Company’s future financial condition or results of operation.

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As the first quarter of 2005 progressed after the release of the Company’s 2004 results on February 1, 2005, it became increasingly apparent that the ending in 2005 of the aforementioned WTO quotas was resulting in a much more rapid and massive decline of the textile industry in Europe and the Americas than had been anticipated by either the Company or by the governments of the affected countries (as can be illustrated from such affected countries’ discussions regarding the need to introduce temporary quotas, etc.). We note that the research firm SRI Consulting had published in December 2004 research reports regarding current and expected conditions in the global textiles, textile dyes and textile chemicals industries. These reports forecast far smaller declines in European and U.S. textiles production resulting from the ending of the WTO quotas than were experienced. Sales in Europe and America of the Company’s textiles-related products declined sharply during the first quarter of 2005, which was disclosed in the Company’s April 21, 2005 announcement of its results for the three months ended March 31, 2005, which announcement included the following statement: “Textile Effects was severely impacted by the market ramifications of the ending of the WTO quota system. Uncertainty over possible responses from European and US governments to the surge of textile imports from Asia resulted in depressed textile production levels in the first quarter. This uncertainty remains, as the US now considers the introduction of new unilateral quotas.”

In March 2005, triggered by the greater than expected impact of the ending of WTO quotas, a new test for impairment was performed using a revised projection prepared by Textile Effects segment management. While the result was that no impairment was indicated, senior management and the Board of Directors of the Company became concerned about the future prospects for the segment. As a result, the Company engaged outside consultants to conduct an extensive analysis of the segment and propose actions to stem the decline of sales and increase profitability and, in parallel, initiated further internal projects to evaluate potential future options for the segment. These activities were completed in July 2005 and the resulting evaluation was completed in early August 2005. Conclusions reached were that the declining trends were a reflection of the abolition of the aforementioned WTO quotas on textiles, that segment global repositioning actions being taken as part of Project Shape would likely not be adequate in light of these new circumstances, and, that without further significant restructuring, the segment would likely become permanently unprofitable. As a result, it was decided and announced as part of the Half Year 2005 results press release that the Company would explore strategic options for the Textile Effects segment ranging from further restructuring to divestment of the segment. Further, the Company also disclosed that “The financial impact of the repositioning of Textile Effects is not yet quantifiable”.

During the third quarter of 2005, the Company continued to work on determining the best course of action for the Textile Effects segment. Prior to the release of its results for the third quarter of 2005, the Company engaged a firm of outside valuation experts to determine the fair value of the segment for SFAS 142 and SFAS 144 impairment testing purposes. The Company’s third quarter 2005 results announcement on November 2, 2005 included the following disclosure:

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“In connection with the strategic repositioning of the Company’s Textile Effects segment announced in August 2005, the Company began evaluating several options for the segment ranging from further restructuring to divestment. Activities related to both potential solutions are now further advanced. However, because of the current significant uncertainties about which of the various options for the segment will ultimately be chosen and what the financial implications of such options would be, it is not possible at this time to determine with any reasonable accuracy the amount of impairment of the segment’s assets. The Company expects that a significant impairment charge will be recorded in the fourth quarter of 2005 following the resolution of these uncertainties.”

The valuation firm completed its valuation of the segment at year-end 2005. The resulting impairment charge was recorded in the Company’s fourth quarter 2005 results that were announced on January 31, 2006. We note that analysts’ estimates during the second half of 2005 of the amount of impairment of the Textile Effects segment were in the same range as the actual impairment. Further, the Company’s share price did not fluctuate significantly when the impairment was announced. The Company believes that this indicates that it had appropriately communicated to its shareholders and the overall markets the conditions and prospects related to the Textile Effects segment.

Staff comment 6: It appears that your other reporting units and/or reportable segments are also exhibiting negative operational trends that could potentially lead to the impairment of long-lived assets. Specifically, we note that Coating Effects and Water & Paper Treatment have experienced decreasing operating results for all three years presented. As such, please provide us with the fair value, carrying value, headroom, and amount of goodwill allocated to each of your reporting units, except for those in the Textile Effects reporting segment, for each of the three years ended December 31, 2005 in accordance with SFAS 142. In addition, please expand your critical accounting policy disclosure for impairment testing of property, plant and equipment, goodwill and other intangible assets to include the following:
  Comprehensive discussion of the material assumptions included in the estimation of the fair value of your reporting units and other long-lived assets;
  Comprehensive discussion of the uncertainties associated with your material assumptions;
  Comprehensive discussion of the risks of changes to your material assumptions;
  A sensitivity analysis depicting the effect of a 1% change in these material assumptions; and
  The amount of headroom for each reporting unit with declining fair values and/orfair values close to the carrying value and the amount of long-lived assets and goodwill at risk.
Please provide us with the disclosure you intend to include in future filings that addresses each of the above bullet points. Refer to Sections 501.l2.b.3 and 4 and 501.14 of the Financial Reporting Codification for guidance.

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Company response to Staff comment 6:

Regarding the first part of Staff comment 6, the Company regards the requested fair value, carrying value and headroom information about its reporting units as confidential business information. This information is provided supplementally in Appendix B to this letter.

With regard to the second part of Staff comment 6, following is the disclosure that is indicative of what the Company intends to include in the “Critical accounting policies” portion of the “Operating and financial review and prospects” section of future filings. The Company believes this disclosure, which is based on 2005 financial information and impairment test results, addresses each of the bullet points included in Staff comment 6 and complies with the Financial Reporting Codification guidance referenced by the Staff in its comment.

Impairment testing of property, plant and equipment, goodwill and other intangible assets

As discussed in Note 1, Summary of Significant Accounting Policies, in the Company’s consolidated financial statements in Item 18 — Financial Statements, the Company periodically evaluates property, plant and equipment, goodwill and other intangible assets for potential impairment. If such assets are considered to be impaired, they are written down to fair value as appropriate.

The impairment review process requires the Company to determine the fair value of the asset group that is being evaluated for impairment. In instances where no readily available market value exists for an asset group, the Company calculates the estimated fair value by discounting to their present value the future cash flows expected to result from the use and, if applicable, the eventual disposition of the respective assets. This calculation requires the Company to make significant estimates and judgments regarding these future cash flows, as well as other factors. In making its estimates, the Company considers known financial, operational and other information and uses assumptions that are consistent with the Company’s internal planning. Material assumptions used include (1) the annual growth rates for sales, (2) the profit margin earned on sales and (3) the rate used to discount estimated future cash flows to their present value.

Significant uncertainty exists regarding these assumptions because of the risk that future events may occur over which the Company has little or no control or which cannot be foreseen that would have a significant impact on the assumptions. Such future events include the degree to which new competitors enter the markets in which the Company operates; the degree to which new or changing technology impacts demand for the Company’s products; changes in global or regional general economic factors that impact the markets for the Company’s products or the availability or cost of materials or services used by the Company to manufacture its products; and movements of markets for the Company’s products among different geographic areas.

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Different estimates would result if management used different assumptions and actual results would differ from the Company’s estimates if different conditions occur in future accounting periods. With regard to goodwill, a one percent change in any of the above three material assumptions would not result in an impairment, and therefore would not have a material impact on the Company’s liquidity, capital resources or results of operations, except with regard to the Company’s Water & Paper Treatment Segment. For the year ended December 31, 2005, the fair value of this segment was estimated by the Company to be five percent above the segment’s carrying value. A one percent decrease in either the annual growth rate for the segment’s sales or the segment’s operating income margin, or a one percent increase in the discount rate applied, would result in an impairment.

Staff comment 7: We note that you are removing restructuring, impairment and other charges from operating income (loss) and Adjusted EBITDA, which appear to be recurring items. Item 10(e)(l)(ii)(B) of Regulation S-K prohibits the presentation of such non-GAAP performance measures. As such, please confirm to us that you will discontinue presenting such measures in future filings, or tell us why you do not believe such measures are prohibited by Item 10(e) of Regulation S-K.

Company response to Staff comment 7:

In its financial statements for the six month period ended June 30, 2006, and related press release, furnished on Form 6-K on August 17, 2006, the Company discontinued using Adjusted EBITDA as a performance measure and the Company intends not to use Adjusted EBITDA as a performance measure in the future. The Company confirms that, in future filings it will discontinue presenting performance measures that exclude recurring items.

Staff comment 8: We note that inventories are 13.6% of total assets as of December 31, 2005. In addition, inventories increased by 11.4% during fiscal year 2005, whereas net sales increased 5.6% during fiscal year 2005. We note in your 2005 Form 10-K that you attribute the increase in inventories to higher raw material prices and higher U.S. dollar exchange rate. However, in your press release dated April 27, 2006, which is included in your Form 6-K filed on May 5, 2006, you state that lower demand towards the end of fiscal year 2005 led to higher inventories. Please tell us why your Form 10-K did not also disclose this cause for the increase in inventory levels as of December 31, 2005. In future filings, please ensure that you disclose all material uncertainties and trends that may affect your future operating results or future financial condition. Refer to paragraph 303(A), Instruction 3 of Regulation S-K for guidance.

Company response to Staff comment 8:

The Company believes that the reasons stated in its 2005 Annual Report on Form 20-F for the increase in inventories from the fiscal year ended December 31, 2004 to the fiscal year ended December 31, 2005 are correct. The components of the CHF 147 million net

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increase in inventories from year-end 2004 to year-end 2005 are as follows: approximately CHF 80 million increase attributable to currency exchange rate changes from year-end 2004 to year-end 2005, approximately CHF 100 million increase attributable to higher raw material costs during 2005 versus 2004, and approximately CHF 30 million decrease attributable to lower quantities on hand at year-end 2005 versus year-end 2004.

With regard to the Staff’s request regarding the inventory-related disclosure included in the Company’s press release dated April 27, 2006, the following statement was made in the press release: “Lower demand towards year end 2005 led to higher inventories. As a consequence, production was temporarily reduced but in the meantime runs at normal levels again.” This statement was not referring to higher inventories at December 31, 2005 as compared with December 31, 2004, but rather to higher inventories than management considered desirable or necessary for the business. As a result, production levels were temporarily reduced to achieve the desired inventory level.

The Company confirms that in future filings it will continue to disclose all material uncertainties and trends that may affect its future operating results or future financial condition.

Liquidity and capital resources, page 52

Staff comment 9: We note your disclosure regarding the downgrading of your long-term debt rating by Moody's Investors Services in May 2005 in addition to the change for the outlook of the rating to negative. We also note your disclosure that Standard & Poor's Ratings Services also changed your outlook for your A rating to negative in August 2005. In May 2006, Standard & Poor's Ratings Services downgraded your long-term debt rating from an A- to BBB, and Moody's Investors Services further downgraded your long-term debt rating from A3 to Baa2. Your Chief Executive Officer was quoted as stating that you expected the downgrading of your long-term debt rating by Standard & Poor's Ratings Services. We remind you of the requirement to disclose prospective information in your operating and financial review and prospects when there are currently known trends, events or uncertainties that are reasonably expected to have material effects. Given this, it is unclear why the disclosure provided in the Form 20-F was not more expansive to address the expectation that your credit rating may decrease in the future periods. It is also unclear why your disclosure did not address the impact a decrease to your long-term debt ratings may have on your ability to obtain additional financing, if needed, on your future interest rates, and on any financial debt covenants. Please confirm to us that you will provide such disclosure in future filings.

Company response to Staff comment 9:

The Company believes that its Annual Report on Form 20-F for 2005 includes such disclosures, particularly with regard to its credit rating. None of the Company’s debt contains any covenants that require the Company to maintain any particular ratings or ratios in order for the debt to remain at its original terms. Additionally, substantially all of the Company’s debt is fixed rate debt. On February 2, 2006, when the Company filed its Form 20-F for the fiscal year ended December 31, 2005, the Company expected that

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its credit rating would remain unchanged. Accordingly, despite having a lower credit rating at year-end 2005 than in prior years, the Company stated in its Operating and Financial Review and Prospects in the 2005 Annual Report on Form 20-F that, “Management believes that the Company will continue to be able to access global capital markets to meet its capital requirements as required”.

With regard to the Company's Chief Executive Officer’s statement that the downgrading of the long-term debt rating by Standard & Poor's Ratings Services was “expected”, such statement was made in May 2006 in light of the Company’s announcement, on April 27, 2006, that first quarter results did not meet its expectations. These facts were not known or expected on February 2, 2006, at the time of the filing of the 2005 Form 20-F.

The Company reconfirms that in future filings it will disclose prospective information in the operating and financial review and prospects when there are currently known trends, events or uncertainties that are reasonably expected to have material effects.

Staff comment 10:  In future filings, please revise your table of contractual obligations as follows:
  To increase transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.
  To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.
  To the extent you are required or planning to fund your pension plans in the future, present in this table funding contributions to your pension plans for at least the following year and, if known, for subsequent years. Include a footnote to the table that (a) discusses the basis for inclusion or exclusion of these obligations and (b) explicitly states the periods for which no amounts have been included in the table.
Company response to Staff comment 10:

In future filings, the Company will revise its table of contractual obligations to include scheduled interest payments, estimated cash payments under interest rate swaps and required or planned funding of pension plans along with the requested footnote disclosure to the table discussing the assumptions used by the Company in determining the amounts presented in the table for interest payments on variable-rate debt, the basis for inclusion of required or planned pension plan funding obligations and explicit statement as to the periods for which no such plan funding obligations have been included in the table.

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Consolidated Statements of Cash Flows, page F-5

Staff comment 11: Please tell us what “loans and other long-term assets” comprises and how you determined each item is an investing activity in accordance with SFAS 95.

Company response to Staff comment 11:

For the year ended December 31, 2005, the CHF 62 million amount in the loans and other long-term assets line in the investing activities section of the Consolidated Statement of Cash Flows is primarily comprised of CHF 59 million for the acquisition of tangible and intangible assets other than property, plant and equipment that therefore are not included in capital expenditures. The remaining CHF 3 million relates to cash flows from making and collecting loans and other long-term financial assets to third parties, employees and equity affiliates and from acquiring/ paying for other long-term financial assets such as advances, deposits, and other prepaid assets with a term over one-year, etc.

Paragraph 15 of SFAS 95 defines cash flows from investing activities as including “…making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets…”  The Company believes that the items described above fit into this definition.

Business Segment Data, page F-7

Staff comment 12: We note that your business segment data is outside of your footnotes to your consolidated financial statements. Please confirm to us that your business segment data is covered by Ernst & Young LTD’s Report of Independent Registered Public Accounting Firm. In future filings, please include such information within your audited footnotes.

Company response to Staff comment 12:

The Company confirms that it has been advised by Ernst and Young LTD that the business segment data is covered by Ernst & Young LTD’s Report of Independent Registered Public Accounting Firm. In future filings, the Company will include its business segment data in the audited footnotes.

Staff comment 13: Based on your disclosures regarding your four reportable segments, it appears that your reportable segments are organized around differences in products. Furthermore, it appears that your reportable segments are the result of aggregating two or more operating segments. Your discussion within your operating and financial review and prospects regarding sales trends does not appear consistent for each of the different types of products identified within your disclosure. Finally, we note that you integrated home and personal care within the plastic additives segment and within the water & paper treatment segment during 2004 due to a lack of critical mass for this former reportable segment.  As such, please identify each of your operating segments for each of your reportable segments. If you do not believe the businesses

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identified in your operating and financial review and prospects are operating segments, please tell us how you arrived at such conclusion with reference to the guidance set forth in SFAS 131. If you are aggregating operating segments into reportable segments, please provide us with your analysis of paragraph 17 of  SFAS 131 for each reportable segment in which you are aggregating operating segments. This analysis should include the revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful, for each of your operating segments for each of the three years ended December 31, 2005 to help us understand how these business units are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one business unit and increasing for another). Finally, please provide us with copies of all the different types of reports reviewed by your CODM on a regular basis (e.g., daily, weekly, monthly, quarterly, annually, etc.).

Company response to Staff comment 13:

The following are the specific questions raised by the Staff in comment 13 and the Company’s response thereto:

Please identify each of your operating segments for each of your reportable segments.

During the year ended December 31, 2005, the Company’s operating segments were its reportable segments and consisted of Plastic Additives, Coating Effects, Water & Paper Treatment and Textile Effects.

If you do not believe the businesses identified in your operating and financial review and prospects are operating segments, please tell us how you arrived at such conclusion with reference to the guidance set forth in SFAS 131.

The Company does not believe that the businesses identified in its operating and financial review and prospects are separate operating segments, but rather are separate business lines that exist within the Company’s operating segments. The basis for this conclusion and the requested reference to the guidance set forth in SFAS 131 follows.

Under the Company’s operating structure, the head of each operating segment has global responsibility for his segment, including the authority to manage his segment’s activities, including those of the various business lines within such segment. Each operating segment is responsible for its share of the Company’s production, research and development, sales and marketing, and supply chain activities. Management of segment operating activities such as research and development, technical operations (production), human resources, control and communications is generally organized and operated at a segment level. Sales and marketing, although sometimes shared across business lines within a segment, is normally executed within each business line. The heads of the functional areas and of the various business lines report to the segment head. Finally, incentives for segment personnel are based on segment performance and not on business line performance.

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The Company’s segment heads report to the Company’s Chief Operating Officer (“COO”) and are members of the Company’s Operations Committee (“OC”). The OC is chaired by the COO and is a subset of the Company’s Executive Committee (“EC”). The COO reports to the Company’s Chairman and CEO, who chairs the EC. Together, the Chairman and CEO and, to a lesser extent the COO, function as the Company’s Chief Operating Decision Maker (“CODM”). No business line heads serve on the OC or EC. While business line sales performance is regularly reported to the OC, EC, COO and Chairman and CEO, only segment-level operating results (e.g., profit and loss information) are regularly reported to these committees or individuals. In addition, the Company’s operating results (e.g., profit and loss information) are not grouped in any other manner (e.g., geographically) for reporting to these committees or individuals.

Paragraph 10 of SFAS 131 defines an operating segment as “…a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, (emphasis added) and

c.	For which discrete financial information is available.”

Because each segment’s business line operating results are not regularly reviewed by the Company’s CODM, these business lines do not meet the above cited definition of an operating segment.

If you are aggregating operating segments into reportable segments, please provide us with your analysis of paragraph 17 of SFAS 131 for each reportable segment in which you are aggregating operating segments.

The Company does not aggregate any operating segments into reportable segments.

Please provide us with copies of all the different types of reports reviewed by your CODM on a regular basis (e.g., daily, weekly, monthly, quarterly, annually, etc.).

The following lists the different types of reports that are regularly reviewed by the Company’s CODM:

Monthly/Quarterly Sales Report Monthly Segment Report Monthly/Quarterly EC Report Quarterly Board of Directors Report

Please note that all EC Report and Board of Directors Report information is presented only at the segment level.

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As was discussed with Tracey Houser, Division of Corporate Finance Staff Accountant during a September 5, 2006 telephone conversation, the Company regards certain of the information contained in these reports as confidential business information. As a result, the copies of these reports requested by the Staff are being provided supplementally in an annex to this letter pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended.

1. Summary of significant accounting policies, page F-l4

Foreign currency translation, page F-l4

Staff comment 14: We note for your subsidiaries that operate in highly inflationary economies you have identified either the US dollar or the Swiss franc as the functional currency. Please tell us and disclose in future filings the subsidiaries you have identified as operating in highly inflationary economies and the corresponding functional currency. If you did not identify the Swiss franc, your reporting currency, as the functional currency, please tell us how you arrived at such a conclusion. Refer to paragraph 11 of SFAS 52. If you have determined that any of these operations are immaterial, please provide us with your analysis of the quantitative and qualitative factors in SAB 99. Your quantitative analysis should consider the materiality of the revenue, operating income, net income, assets, and liabilities of these operations. Finally, please tell us any other operations outside of Switzerland where the functional currency is not the local currency, if any. If there are any other operations beyond those operating in highly inflationary economies, please provide us with your analysis of paragraphs 5-10 and Appendix A of SFAS 52.

Company response to Staff comment 14:

The disclosure referenced in Staff comment 14 describes the accounting policy that would apply in the event any of the Company’s subsidiaries were to operate in economic environments that are highly inflationary. During the periods covered by the Company’s 2005 Annual Report on Form 20-F filed on February 2, 2006, none of the Company’s subsidiaries were operating in economic environments that were highly inflationary.

The Company will disclose in future filings any subsidiaries that are identified as operating in highly inflationary economies and the corresponding functional currency.

The Company’s subsidiary in Panama (2005 sales of CHF 83 million or 1.1% of consolidated sales) uses the U.S. dollar as its functional currency because most sales prices of products sold are determined based on this currency.

3. Acquisitions, page F-l9

Staff comment 15: We note you acquired Raisio Chemicals Qy on May 31, 2004 for approximately CHF 755 million, or 7% of total assets as of December 31, 2003. In future filings, please include the disclosures required by paragraphs 51 and 52 of SFAS [141]. Otherwise, please tell us how you determined such acquisition was not material.

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Company response to Staff comment 15:

In future filings, the Company will include the disclosures required by paragraphs 51 and 52 of SFAS 141 for all periods included in such filings.

6. Property, plant and equipment, page F-20

Staff comment 16: We note your statement that the amounts in "other" for buildings and machinery and equipment primarily represent the CHF 377 million impairment discussed in Note 23. However, the total amount deducted from these classes, net of the removal of accumulated depreciation, is a reduction of CHF 146 million. As such, please provide us and disclose in future filings the components of "other" for these two classes of property, plant and equipment.

Company response to Staff comment 16:

The second statement in footnote (ii) to Footnote 6. “Property plant and equipment” states that “Amounts in other for construction in progress reflect the capitalization to buildings and/or machinery and equipment of construction projects that were completed during the year.”  This disclosure is intended to convey that, when construction projects are completed and capitalized to buildings and/or machinery and equipment, the resulting decrease in construction in progress and offsetting increase in buildings and/or machinery and equipment are both reflected in the line “other” in the table within Footnote 6. The net CHF 146 million reduction referenced by the Staff in its comment consists of the CHF 377 million impairment partially offset by the CHF 231 million amount capitalized during 2005 from completed construction projects. The Company will, in future filings, provide a clearer explanation to read as follows:

In 2005, amounts in other for buildings and machinery and equipment consist of the impairment of the Textile Effects Segment partially offset by the increases resulting from the capitalization to buildings and/or machinery and equipment of construction projects that were completed during the year.

14. Income taxes, page F-26

Staff comment 17: We note that you increased your valuation allowance by CHF 229 million during fiscal year 2005, which impacted your effective tax rate by 88%. In future filings, please provide a more comprehensive disclosure within your operating and financial review and prospects that identifies the specific events that arose in fiscal year 2005 that resulted in a need for an increase in your valuation allowance during 2005 versus other prior periods. Specifically, expand upon your statement that the additional valuation allowance is primarily due to “tax loss carryforwards and on additional deferred tax assets created as a result of the Segment Textile Effects impairment.” In addition, explain in sufficient detail why you believe it is more likely than not that you will be able to realize your deferred tax assets, net of valuation allowance. Please provide us with the disclosure you intend to include in future filings.

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Company response to Staff comment 17:

Following is the disclosure the Company intends to include in future filings that addresses each of the above points. Please note that the cause of the investment write-down for tax purposes described below was the decline of the Segment Textile Effects’ business in the investee subsidiary.

Certain of the Company’s subsidiaries had previously existing tax loss carryforwards as of the beginning of 2005. During 2005, additional tax losses occurred in certain of the Company’s subsidiaries, including a significant additional tax loss due to the write-down for tax purposes of an intercompany investment in a subsidiary. In prior years, this investment was considered permanent in nature, therefore deferred taxes were not provided on the different carrying values of the investment for financial reporting versus tax purposes.

The Company recorded deferred tax assets for these additional tax loss carryforwards. A significant portion of these additional tax loss carryforwards are expected to expire before sufficient future taxable profits are generated for them to be utilized. Valuation allowances were created against those additional deferred tax assets when it was judged to be more likely than not that a future tax benefit would not result from the utilization or expiration of these tax loss carryforwards.

Operating in numerous countries, the Company generates taxable profits or losses and has deferred tax assets and liabilities in subsidiaries in a many different tax jurisdictions. For deferred tax assets related to subsidiaries for which no valuation allowance has been provided, the Company believes that it is more likely than not that it will realize a future tax benefit upon the reversal in the future of the timing difference or future utilization of the tax loss carryforward that resulted in the creation of the deferred tax asset. In determining whether it is more likely than not that the tax benefit will be realized, the Company considers the current and future prospects for taxable profits in each of its subsidiaries with deferred tax assets.

Staff comment 18: Please provide us with comprehensive descriptions for each of the components included in “Other” for your effective tax rate reconciliation, including why each item.
Company response to Staff comment 18:

Comprehensive descriptions and reasons for each of the components of other are as follows:

1.	(74) percent for deferred tax credits resulting from additional tax loss carryforwards in certain of the Company’s subsidiaries – As is described in the Company’s response to Staff comment 17, one of the Company’s subsidiaries incurred a taxable loss resulting from an investment write-down that is not recognized for financial reporting purposes. Under SFAS 109, a deferred tax asset is required to be recorded for the tax loss carryforward that results from such writedowns that exceed the amount of taxable profit for the current year. The offsetting deferred tax credit (benefit) reduces the Company’s effective tax rate.

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2.	27 percent for the remaining effects on expected taxes of the impairment of Segment Textile Effects – The Company’s expected tax rate of 30 percent consists of the weighted average rate applicable in the countries in which the Company operates. The booking of the impairment of Segment Textile Effects had the effect of increasing this weighted average tax rate by approximately 17 percent due to the actual tax rates in countries having impairments being different from the overall expected rate. In addition, in one of the tax jurisdictions, the impairment cannot and will never be recognized for tax purposes and therefore creates a permanent tax difference for which no deferred taxes are provided. The effect of this permanent difference is to increase the tax rate by 10 percent. The combination of these two effects results in the overall 27 percent effect related to the impairment of Segment Textile Effects.

3.	(17) percent for the effect of tax deductions in certain of the Company’s subsidiaries that were not recognized for financial reporting purposes – As is described above, in certain tax jurisdictions in which the Company operates, tax laws permit write-downs that, for U.S. GAAP are permanent differences. The portion of such writedowns that reduced the Company’s taxable income from a positive amount to zero and therefore resulted in a current tax benefit had the effect of reducing the Company’s effective tax rate by 17 percent.

4.	(9) percent for a variety of other adjustments, none of which is individually significant – includes such items as adjustments to prior year taxes resulting from settlements of audits partially offset by minimum taxes (e.g. franchise taxes) in certain jurisdictions that are not based strictly on pre-tax profit. None of these other adjustment items is individually significant as defined in Regulation S-X, Rule 4-08(h).

21. Commitments and contingencies, page F-38

Contingencies, page F-39

Staff comment 19: In comment 8 of our comment letter dated April 14, 2005, we requested that you revise the language you use to describe loss contingencies to be consistent and clear regarding whether you believe that the described contingency is remote, reasonably possible, or probable. We went on to request that depending upon your determination, all other appropriate disclosures should be made and that a statement that the contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In your letter dated May 13, 2005, you stated, “in future filings the Company will provide appropriate disclosure according to the nature and potential significance of loss contingencies.”

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However, we note that you continue to disclose, “...management is of the opinion that there are no such matters pending which would be likely to have any material adverse effect in relation to its business, financial position, cash flows or results of operations.” Emphasis added. Please explain to us why you did not revise your disclosure in your Form 10-K to comply with this previous comment. Please provide us with the disclosure you intend to include in future filings that is fully responsive to our prior comment.

Company response to Staff comment 19:

In its press release dated August 17, 2006 concerning its results for the six months ended June 30, 2006, the Company made certain revisions to its disclosures that it believes addresses the comment contained in the April 14, 2005 letter.

Appendix A sets forth the disclosure regarding loss contingencies that the Company included in its financial statements for the six month period ended June 30, 2006, which was furnished on Form 6-K on August 17, 2006. Changes from the disclosure included in the Company’s Form 20-F for the fiscal year ended December 31, 2005 that are in response to the July 31 Letter are highlighted. The Company believes that this revised disclosure fully satisfies the issues raised by the Staff in Comment 19, the Staff’s previous comment letter and the requirements of SFAS 5.

Environmental Matters, page F-39

Staff comment 20: We note that you have determined that it is reasonably possible that you may be required to perform additional remediation at the Cell 1 landfill, which you have stated that you are unable to estimate the amount of reasonably possible loss. As you have consulted with environmental experts and held extensive discussions with local authorities, it is unclear why you are unable to estimate the amount of reasonably possible loss. Please provide us with disclosure you intend to include in future filings to clarify for investors why you are unable to estimate the reasonably possible loss.

Company response to Staff comment 20:

Please see the relevant underscored text in the revised contingencies disclosure included in the Company’s response to Staff comment 19 and attached as Appendix A. The Company believes that such revised disclosure satisfies the issues raised by the Staff in Comment 20.

Staff comment 21: Throughout your filing, you discuss your association with a number of landfills. As such, please tell us why you have not included an accounting policy for asset retirement obligations and the disclosures detailed in paragraph 22 of SFAS 143. If you determine such disclosures should have been included in your audited financial statements, provide us with the disclosures you intend to include in future filings. If you have recognized asset retirement obligations in your consolidated financial statements, please tell us the amounts recognized and the line items that capture such amounts.

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Company response to Staff comment 21:

Paragraph 2 of SFAS 143 states “This Statement applies to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, or development and (or) the normal operation of a long-lived asset…” The paragraph further states that “An obligation that results from the improper operation of an asset also is not within the scope of this Statement…”

The landfills described in the Company’s disclosure are not tangible long-lived assets owned by the Company, rather they are third-party owned and operated sites in which chemical wastes from the Company or its predecessors were disposed. As such, the Company does not believe that SFAS 143 applies to the landfills as such landfills are not owned and operated by the Company.

23. Restructuring, impairment and other charges, page F-42

Staff comment 22: We note that you have incurred significant restructuring charges for the integration of Raisio Chemicals and the shift of Textile Effects to Asia. Please tell us how you determined that the restructuring charges related to Project Shape are not segment costs. In this regard, we note that Raisio appears primarily to be part of the Water & Paper Treatment reportable segment. We also note your statements that the Water & Paper Treatment portion of the project is on track on page 41. In addition, on page 42 you state that Project Shape is focused on the closure of certain manufacturing, production and administrative facilities and rightsizing initiatives that is mainly for the Water & Paper Treatment reportable segment. Finally, the shift of Textile Effects to Asia would appear to be directly attributable Textile Effects. Otherwise, please revise your disclosures in future filings to provide the information required by paragraph 20.d. of SFAS 146.

Company Response to Staff comment 22:

Project Shape was not initiated within the Company’s segments, but rather by the Company’s Senior management and Board of Directors as a Company-wide effort to improve overall future profitability. Substantially all of the Project’s activities are administered at the corporate level and the monitoring of Project costs and related results is performed by the Company’s Group Control (corporate accounting) function.

Project Shape involved activities in several of the Company’s segments, primarily Water & Paper Treatment and Textile Effects, and also in shared service functions such as Supply Chain and Finance. One of the Project’s key actions involved the closure of the Company’s Clayton production site in the U.K., which is shared by more than one segment. To separately report restructuring activities by segment would involve many cost allocations, which would be difficult to administer and would not result in particularly meaningful information. In hindsight any allocation of restructuring costs to segments for this site would have been wrong because, upon the sale in 2006 of the Company’s Textile Effects business, no portion of this site was transferred to the buyer of the business. Rather, the site was closed and sold to a third party for re-development. As a result, none of the restructuring costs incurred in connection with the Clayton site

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had any impact on the Textile Effects business that was sold. A further indication that Project Shape activities are corporate and not segment is that incentive payments for segment personnel are determined based on segment results without regard for Project Shape restructuring costs. Project Shape activities are winding down and will be substantially completed by year-end 2006 and fully completed in 2007.

* * *

We note that Ernst & Young LTD, the Company’s independent auditors, have read this letter.

If we may be of further assistance, please do not hesitate to call me on +41 61 636 11 11.

Yours sincerely,

/s/ Michael Jacobi Michael Jacobi Chief Financial Officer

Copies to:

Ms. Tracey Houser
United Stated Securities and Exchange Commission
Washington, DC 20549
USA

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APPENDIX A Revised Contingencies footnote

Contingencies
The Company operates in countries where political, economic, social, legal and regulatory developments can have an impact on the operational activities. The effects of such risks on the Company’s results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying financial statements.

In connection with its Toms River, New Jersey site in the United States, the Company’s subsidiary in the United States received a demand from local authorities to remove a landfill at the site (see “Environmental Matters” below). In connection with certain polyacrylamide products, the Company’s subsidiary in the United States has been named as one of the defendants in two class action lawsuits in West Virginia (see “Litigation Matters” below).

Guarantees
In the normal course of business, the Company has provided certain trade and other guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur losses as a result of these guarantees. As of June 30, 2006, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 3 million of which CHF 1 million expire in 2006 and CHF 2 million expire in 2007 or thereafter.

In connection with past divestments of businesses, the Company has issued certain indemnifications to the purchasers of those businesses related to the past actions of the Company in the area of compliance with environmental and tax regulations. At June 30, 2006 the Company had issued CHF 30 million of environmental indemnifications that decrease to CHF 24 million in 2008 and which expire in 2009. In addition, the Company has outstanding environmental indemnifications that were issued to the purchaser of its Performance Polymers and Textile Effects businesses, which were sold in May 2000 and June 2006, respectively. These environmental indemnifications are further discussed in the ‘Environmental Matters’ section below. The Company has issued certain tax indemnifications in connection with divestments of businesses and in connection with certain debt financing arrangements of the Company, that are unlimited in amount and, in certain instances, in time. As of June 30, 2006, the Company has recorded liabilities related to the environmental indemnifications totaling CHF 21 million (December 31, 2005: CHF 12 million). It is the opinion of the Company’s management that the possibility is remote that these indemnifications will have a material adverse impact on the Company’s consolidated financial statements.

Environmental matters
Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy

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to continuously develop and improve the environmental performance of key manufacturing processes through an active program to address environmental matters. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with laws and regulations applicable to waste streams. In management’s opinion, the Company substantially complies with all such laws.

Under the Company’s agreement with Novartis, Novartis agreed to reimburse the Company 50 percent of United States environmental liabilities arising from past operations of the Company in excess of the agreed reserves. Outside the United States, environmental liabilities are allocated between Novartis and the Company based on the ownership of the site or, if environmental liabilities do not relate to production sites or these are not owned by either entity, according to the polluter pays principle. If causation between the parties cannot be determined, costs are shared equally. The agreement with Novartis is not subject to any time or amount limits but could terminate for certain liabilities in the United States (i) upon a sale of substantially all of the Company’s assets, (ii) upon a change in control of the Company, or (iii) for individual facilities, upon the sale of the facility (unless the Company retains responsibility for any clean-up at such site).

The contractual terms of the sale of the Performance Polymers business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Performance Polymers business prior to May 31, 2000, whereby damages for remediation in connection with sites outside the United States shall cover only 80 percent of the respective costs. The responsibility with respect to any non-United States sites covers environmental liabilities incurred within fifteen years from May 31, 2000 and is limited to CHF 75 million. With respect to any such environmental liabilities in the United States, the Company’s obligation to indemnify is unlimited in time and/or amount. Novartis’ environmental indemnification obligations to the Company described above are not affected by the sale of the Performance Polymers business.

The contractual terms of the sale of the Textile Effects business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Textile Effects business prior to June 30, 2006. With respect to any such environmental liabilities, the Company’s obligation to indemnify is unlimited in amount and to a period of fifteen years following June 30, 2006, except for off-site releases, liabilities resulting from non-compliance, and certain risk management assessments and upgrades to buildings at one specific site, which are unlimited in time. Novartis’ environmental indemnification obligations to the Company described above are not affected by the sale of the Textile Effects business.

The Company continues to participate in environmental assessments and cleanups at a number of locations, including operating facilities, previously owned facilities and United States Superfund sites. The Company accrues reserves for all known environmental liabilities for remediation costs when a clean-up program becomes probable and costs can be reasonably estimated. Clean-up of the most significant sites has been or is nearly completed, except as described in the following paragraphs.

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At its Toms River, New Jersey remediation site, the Company’s subsidiary in the United States is engaged in a large bio-remediation project that is estimated to take up to another four years to complete. Based on management’s current estimates, the Company’s environmental provisions are adequate to cover the expected costs to complete this remediation plan.

In 2005, the Company’s subsidiary in the United States received a demand from local authorities to remove the Cell 1 landfill at the Toms River site. Environmental experts have been consulted and extensive discussions have been held with the local authorities. The U.S. Environmental Protection Agency has stated its opinion that the landfill does not need to be removed. It is therefore the opinion of the Company’s management that the possibility is remote that the Company would be compelled to remove the landfill or to incur additional material costs related to this site.

The planning for the total remediation of the waste disposal site in Bonfol, Switzerland, which was closed in 1976, is expected to conclude in the near future. The responsibility for the remediation lies with eight chemical enterprises including among others the Company. The responsible companies cooperate with the governmental authorities to define the necessary measures in view of a final remediation of the site. The remaining planning and remediation effort could require up to ten years to complete. In management’s opinion, based on the current remediation plans, the Company’s environmental provisions are adequate to cover the Company’s share of the expected costs to complete the remediation at this site.

In the Basel region, several landfills (Switzerland, France and Germany) contain chemical waste besides other industrial and household wastes. Presently, eleven landfills are the subject of investigations carried out with the authorities by the ‘Interessengemeinschaft Deponiesicherheit Regio Basel’, an association of the involved pharmaceutical and chemical enterprises (including the Company). As of June 30, 2006, no remedial actions have been defined or required in a legally binding form.

In management’s opinion, the environmental reserves accrued are sufficient to meet all currently known and estimable environmental claims and contingencies. Because of the nature of the Company’s operations, however, there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. In addition, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations. As a result, the Company is unable to estimate the amount or range of reasonably possible losses in excess of provisions recorded in the accompanying consolidated balance sheets. Further, it is the opinion of the Company’s management that the possibility is remote that costs will be materially in excess of existing provisions and will therefore have a material adverse impact on the Company’s consolidated financial statements.

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Litigation matters

Two class action lawsuits were filed in 2002 and 2003 against the Company’s subsidiary in the United States and other chemical suppliers in two separate state courts in West Virginia relating to the sales of certain products to coal preparation plants. The major claim in both cases is a request for medical monitoring on behalf of a class of workers in coal preparation plants due to exposure to residual acrylamide in products manufactured by the Company and several other defendants. There are also a few personal injury allegations. The Supreme Court of West Virginia recently issued a decision ordering that all future proceedings in the two cases be coordinated and remanded both cases to the same judge. The judge was given discretion on how best to coordinate those proceedings. Both cases are currently in discovery.

Based on knowledge and use of acrylamide in its own manufacturing operations for several years, the Company does not believe that these claims have merit. However, if any liability were found, there most likely would be a sharing of the liability among many of the defendants, although it is too soon to assess what share any defendant would have of that liability, if any. The Company has established adequate reserves for legal expenses related to these claims, and is confident that these reserves are sufficient to prevent the claims from having any material adverse effect on its financial position or the results of its operations. Further, it is the opinion of the Company’s management that the possibility is remote that costs will be materially in excess of existing reserves and will therefore have a material adverse impact on the Company’s consolidated financial statements.

Other matters

In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, intellectual property, commercial, environmental, and health and safety matters. Although the outcome of any of these matters cannot be predicted with certainty, it is the opinion of the Company’s management that the possibility is remote that any such matter will have a material adverse impact on the Company’s business, financial position, cash flows or results of operations.

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APPENDIX B

Ciba Specialty Chemicals Holding Inc.
Segment Valuation Summary

As requested by the Staff in comment 6, the following presents for each of the Company's reportable segments, other than the Textile Effects segment, the fair value, carrying value, headroom, and amount of goodwill allocated to each segment. This Appendix B omits the confidential information included in the unredacted version of the appendix delivered to the Division of Corporation Finance of the Securities and Exchange Commission and asterisks denote such omissions.

Please note that the segment carrying values presented below differ from segment net assets information included in the Company's business segment data presented in the Company's financial statements in its 2005 Annual Report on Form 20-F filed February 2, 2006 for two reasons: (1) the segment net assets do not include certain long-term liabilities that are assigned to the segments for goodwill impairment testing purposes in accordance with SFAS 142, paragraphs 32 and 33, and (2) the carrying values presented below are forecasted year-end carrying values that were determined at the time the impairment calculations were performed, which is prior to year-end (as permitted by SFAS 142, paragraph 6) whereas the segment net assets information is actual as of year-end.

Year ended December 31,
	2005	2004	2003

Plastic Additives Segment
Fair value	**	**	**
Carrying value	**	**	**
Headroom	**	**	**
Headroom as percent of carrying value	**	**	**

Goodwill	67	62	62

Coating Effects Segment
Fair value	**	**	**
Carrying value	**	**	**
Headroom	**	**	**
Headroom as percent of carrying value	**	**	**

Goodwill	223	189	189

Water & Paper Treatment Segment
Fair value	**	**	**
Carrying value	**	**	**
Headroom	**	**	**
Headroom as percent of carrying value	**	**	**

Goodwill	1,205	1,154	951

Klybeckstrasse 141 4002 Basel Switzerland Tel+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Schweiz Tel.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Klybeckstrasse 141 4002 Basel Suisse Tél.+41 61 636 21 67 Fax+41 61 636 20 42 www.cibasc.com	Page 25 of 25